Exhibit 99.1

Genius Group Announces New Equity Research Report from Diamond Equity Research

SINGAPORE, June 28, 2024 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the release of a new research report from Diamond Equity Research, an issuer sponsored equity research firm focused on small capitalization companies, covering Genius Group’s common stock.

Genius Group has worked with Diamond Equity Research to perform independent research that will create greater awareness and exposure in the investment community for the company’s AI education and acceleration platform preparing students, entrepreneurs, businesses, and governments for the exponential economies of tomorrow.

According to Diamond Equity Research, Genius Group is uniquely positioned to disrupt the global education market by providing learners of all ages a dynamic, innovative curriculum tailored to their individual acumen and objectives.

The new report is available here. Notable highlights from the report include:

●	Pro Forma Revenue Increases 150% in 2023, Management Reaffirms $105 Million Guidance for 2024 - Genius Group reported robust financial performance for the year ended December 31, 2023, achieving a 27% increase in total revenue, reaching $23.1 million compared to $18.2 million in 2022. This growth was driven by a 37% increase in education revenue supported by a 24% rise in the student and user base to 5.5 million, along with a marked improvement in the conversion rate to 3.19% in 2023 from 1.20% in the prior year.

●	Acquires FatBrain AI to Expand AI Education Offerings, Targeting Significant Growth Potential - Genius Group Limited and FatBrain AI have completed a strategic merger to form an AI-powered Education and Acceleration group aimed at fostering AI ecosystems for a diverse clientele including entrepreneurs, enterprises, governments, and students.

●	Genius Group to Merge with OpenExO to Enhance Global AI Education Network - Following the FatBrain merger, Genius Group has entered into a definitive merger agreement with OpenExO in an all-share transaction aimed at further expanding its global AI Education Group.

●	Valuation: $2.25 - The company’s strategic initiatives and acquisitions are pivotal in driving sustainable growth and enhancing its market position. The acquisition of FatBrain AI and the pending OpenExO transaction has accelerated its plans to build a global AI education and acceleration network. Leveraging its AI-powered Edtech platform, GeniusU is expanding its offerings with in-demand AI training and tools designed to drive future economies.

“We are appreciative for the coverage from Diamond Equity Research, which enables us to gain broader exposure in the market and share our growth driven story,” said Roger James Hamilton, Founder and CEO of Genius Group. “Diamond Equity Research maintains a global emerging growth focused coverage universe of small capitalization equities in a variety of industries including education technology, making them an ideal fit to understand our position and potential in the capital markets. Their research serves as a valuable resource of independent information and analysis, and we look forward to additional updates in the future.”

About Diamond Equity Research

Diamond Equity Research is an equity research and corporate access firm focused on small capitalization companies. Diamond Equity Research is an approved sell-side provider on major institutional investor platforms. For more information, please visit www.diamondequityresearch.com.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Disclosures

Diamond Equity Research, LLC (“DER”)has created and distributed the referenced report. This report is based on information DEL considers reliable, including the subject of the report. This report does not explicitly or implicitly affirm that the information contained within this document is accurate and/or comprehensive, and as such should not be relied on in such a capacity. All information contained within this report is subject to change without any formal or other notice provided. Diamond Equity Research, LLC is not a FINRA registered broker/dealer or investment adviser and does not provide investment banking services and follows customary internal trading procedures pending the release of the report. This document is not produced in conjunction with a security offering and is not an offering to purchase securities. This report does not consider individual circumstances and does not take into consideration individual investor preferences. Recipients of this report should consult professionals around their personal situation, including taxation. Statements within this report may constitute forward-looking statements, these statements involve many risk factors and general uncertainties around the business, industry, and macroeconomic environment. Investors need to be aware of the high degree of risk in micro capitalization equities. Diamond Equity Research LLC is being compensated by Genius Group Limited for producing research materials regarding Genius Group Limited, and its securities, which is meant to subsidize the high cost of creating the report and monitoring the security, however, the views in the report reflect that of Diamond Equity Research. All payments are received upfront and are billed for an annual or semi-annual research engagement. As of the date of this press release, the issuer had paid DER $54,000 for research services, which commenced 04/16/2022 and was billed annually for the first year for $27,000 and 2 equal installments of $13,500 for six-month periods in the following year, upfront in each period. Diamond Equity Research LLC may be compensated for non-research related services, including presenting at Diamond Equity Research investment conferences, press releases and other additional services. The non-research related service cost is dependent on the company, but usually do not exceed $5,000. The issuer has paid DER for non-research related services as of the date of this press release consisting of $3,000 for presenting at a virtual investment conference and $2,000 for organizing an investment dinner. Additional fees may have accrued since then. Diamond Equity Research, LLC is not a registered broker dealer and does not conduct investment banking or receive commission sharing revenue arrangements related to the subject company of the report. The price per share and trading volume of subject company and companies referenced in this report may fluctuate and Diamond Equity Research, LLC is not liable for these inherent market fluctuations. The past performance of this investment is not indicative of the future performance, no returns are guaranteed, and a loss of capital may occur. This report is disseminated primarily electronically and is made available to all recipients.

Investor Relations

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